UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 6)

HPEV, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

404273 10 4

(CUSIP Number)

Jay A. Palmer

Spirit Bear Limited

1470 1st Avenue - No. 4A

New York, NY 10075

Tel.: 212-717-5424

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 28, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 404273104	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Spirit Bear Limited EIN 27-1347181
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 14,491,054
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 14,491,054
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,491,054
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.21%
14.	TYPE OF REPORTING PERSON* CO

Item 1. Security and Issuer

This Amendment No. 6 (this “Schedule 13D/A”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on December 21, 2012, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on February 8, 2013, Amendment No. 2 to Schedule 13D filed with the SEC on April 24, 2013, Amendment No. 3 to Schedule 13D filed with the SEC on August 22, 2013, Amendment No. 4 to Schedule 13D filed with the SEC on August 23, 2014, and Amendment No. 5 to Schedule 13D filed with the SEC on February 9, 2015 (collectively, the “Schedule 13D”), with respect to the common stock, par value $0.001 per share (the “Common Stock”), of HPEV, Inc. (the “Issuer”). Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following:

This Schedule 13D/A is being filed solely for the purpose of filing as Exhibit 99.1 the January 28, 2015, Settlement and Release Agreement that was reported on Amendment No. 5.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1 Settlement and Release Agreement, dated January 28, 2015, between HPEV, Inc., and Spirit Bear Limited, and its Assignees.

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 12, 2015

SPIRIT BEAR LIMITED

By: /s/ Jay A. Palmer

        Jay A. Palmer, President